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Exhibit 21.1

SUBSIDIARIES OF INTERDENT, INC.

Subsidiary	State of Incorporation
InterDent Service Corporation	Washington

SUBSIDIARIES OF INTERDENT SERVICE CORPORATION

Subsidiary	State of Incorporation
Capital Dental Care, Inc.	Oregon
Dedicated Dental systems, Inc.	California
Gencare Dental Plans, Inc.	Oregon
Managed Dental Care of Oregon, Inc.	Oregon

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  Exhibit 21.1